SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 21)*


                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
                 ---------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 24, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 37
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            506,811
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         0
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  506,811
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 37
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 37
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 37
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 37
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            14,476
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  14,476
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 21 to SCHEDULE 13D

         This amendment ("Amendment No. 21") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005, and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007, and further amended by Amendment No. 13 filed on February 16, 2007, and further amended by Amendment No. 14 filed on March 7, 2007, and further amended by Amendment No. 15 filed on July 20, 2007, and further amended by Amendment No. 16 filed on July 26, 2007, and further amended by Amendment No. 17 filed on August 3, 2007, and further amended by Amendment No. 18 filed on September 5, 2007, and further amended by Amendment No. 19 filed on September 13, 2007, and further amended by Amendment No. 20 filed on September 24, 2007 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Mr. Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Mr. Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 21 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         On August 2, 2007, Messrs. Hamot and Siegel filed a lawsuit in the Circuit Court for Baltimore City in the State of Maryland against the Issuer (as defined in Amendment No. 17 to this Schedule, the "August 2007 Lawsuit"), asking that the Court compel the Issuer to provide access to and copies of certain books and records of the Issuer to Messrs. Hamot and Siegel, which they sought in their capacities as Class D Directors of the Issuer's board of directors. A copy of the verified complaint, the motion for temporary restraining order and memorandum of points and authorities in support of motion for temporary restraining order relating to the August 2007 Lawsuit are filed with Amendment No. 17 to this Schedule.

         On August 28, 2007, the Circuit Court for Baltimore City in the State of Maryland issued a preliminary injunction (See Attachment to Exhibit
         99.25 as filed with an earlier version of this Schedule 13D) in the August 2007 Lawsuit against the Issuer ordering that the Issuer shall promptly respond to all reasonable requests from Messrs. Hamot and Siegel for information pertinent and necessary in order for them to perform their duties as members of the Board of Directors of the Issuer. The Court further ordered that the Issuer shall provide Messrs. Hamot and Siegel with all information given to other members of the Issuer's Board of Directors, subject to attorney-client privilege, work product doctrine and protective orders relating to and issued in the separate derivative legal action brought by Costa Brava Partnership III, LP (See Exhibit 99.16 as filed with an earlier version of this Schedule 13D).

         In connection with the August 2007 Lawsuit, Messrs. Hamot and Siegel filed on September 24, 2007 a Second Amended Verified Complaint (the "September 2007 Amended Complaint"), which is filed herewith and attached hereto as Exhibit 99.28 and incorporated herein by reference, to compel the Issuer to adhere to its Amended and Restated Bylaws ("Bylaws") which were promulgated and enacted by the Issuer and filed with the Securities and Exchange Commission .

         With the September 2007 Amended Complaint, Messrs. Hamot and Siegel filed a Motion for Temporary Restraining Order (the "September 2007 Motion for Temporary Restraining Order") asking the Court to direct the Issuer to (i) properly notice each Director of every board committee meeting pursuant to the terms of the Bylaws, (ii) properly prepare and publish to the Directors minutes of every board committee meeting pursuant to the terms of the Bylaws, and (iii) remove John B. Wood from his improper dual service role under the Bylaws as Chairman of the Board and Chief Executive Officer. A copy of the September 2007 Motion for Temporary Restraining Order is filed herewith and attached hereto as Exhibit 99.29 and incorporated herein by reference. In addition, a copy of the Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed by Messrs. Hamot and Siegel with the September 2007 Amended Complaint is filed herewith and attached hereto as Exhibit 99.30 and incorporated herein by reference (the "September 2007 Memorandum of Points and Authorities").

         Any descriptions herein of the September 2007 Amended Complaint, September 2007 Motion for Temporary Restraining Order and September 2007 Memorandum of Points and Authorities are qualified in their entirety by reference to the September 2007 Amended Complaint, September 2007 Motion for Temporary Restraining Order and September 2007 Memorandum of Points and Authorities, respectively. The Reporting Persons do not have, and the Reporting Persons specifically disclaim any obligation to provide, updated information with respect to the proceedings relating to the August 2007 Lawsuit.

         As of the date of this Amendment No. 21, except as set forth above, and in the September 2007 Amended Complaint, September 2007 Motion for Temporary Restraining Order and September 2007 Memorandum of Points and Authorities, and as otherwise set forth in the Schedule, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Joint Filing Agreement
         Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
         Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
         Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
         Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
         Exhibit 99.5   Goodman Letter dated November 11, 2005*
         Exhibit 99.6   Form of Warner Stevens Audit Committee Demand
                        Letter dated December 27, 2005*

         Exhibit 99.7 Form of Warner Stevens Board Demand Letter dated December 27, 2005*
         Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005*
         Exhibit 99.9   Owsley Letter dated December 27, 2005*
         Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
         Exhibit 99.11  Motion for Preliminary Injunction filed in the
                        Circuit Court for Baltimore City in the State of Maryland on May 26, 2006*
         Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
         Exhibit 99.13  Letter dated February 7, 2007 to the Corporate
                        Secretary of the Issuer*
         Exhibit 99.14  Motion for Preliminary Injunction filed in the
                        Circuit Court for Baltimore City in the State of Maryland on February 15, 2007*
         Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
         Exhibit 99.16  Second Amended Complaint filed in the Circuit
                        Court for Baltimore City in the State of Maryland on February 27, 2007*
         Exhibit 99.17  Nominating Letter dated March 1, 2007*
         Exhibit 99.18  Letter dated July 18, 2007 to the Corporate
                        Secretary of the Issuer*
         Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
         Exhibit 99.20  Letter dated July 26, 2007 to the V.P., Corporate
                        Counsel & Secretary of the Issuer*
         Exhibit 99.21  Complaint filed in the Circuit Court for Baltimore
                        City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
         Exhibit 99.22 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
         Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of
                        Maryland on August 2, 2007*
         Exhibit 99.24  Independence Letter dated August 18, 2007 to
                        Director Bailey of the Issuer*
         Exhibit 99.25 Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer*
         Exhibit 99.26 Email dated September 7, 2007 from Director Hamot to Director Harris, copying certain members of the Board of Directors of the Issuer*
         Exhibit 99.27  Letter dated September 21, 2007 to Mr. Tom
                        O'Grady, a Partner at the law firm of McGuireWoods LLP*
         Exhibit 99.28  Second Amended Verified Complaint filed in the
                        Circuit Court for Baltimore City in the State of Maryland on September 24, 2007
         Exhibit 99.29 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007
         Exhibit 99.30 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007


         * Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 21 to the Schedule 13D is true, complete and correct.



Dated:  October 1, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                      By:  /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1      Joint Filing Agreement
Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
Exhibit 99.5   Goodman Letter dated November 11, 2005*
Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated December
               27, 2005*
Exhibit 99.8   Form of Warner Stevens CEO/CFO Demand Letter dated December
               27, 2005*
Exhibit 99.9   Owsley Letter dated December 27, 2005*
Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
Exhibit 99.11  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on May 26,
               2006*
Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.14  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on February 15, 2007*
Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
Exhibit 99.16  Second Amended Complaint filed in the Circuit Court for
               Baltimore City in the State of Maryland on February 27, 2007*
Exhibit 99.17  Nominating Letter dated March 1, 2007*
Exhibit 99.18 Letter dated July 18, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
Exhibit 99.20 Letter dated July 26, 2007 to the V.P., Corporate Counsel & Secretary of the Issuer*
Exhibit 99.21 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
Exhibit 99.22  Motion for Temporary Restraining Order filed in the Circuit
               Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.24  Independence Letter dated August 18, 2007 to Director
               Bailey of the Issuer*
Exhibit 99.25 Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer*
Exhibit 99.26  Email dated September 7, 2007 from Director Hamot to
               Director Harris, copying certain members of the Board of Directors of the Issuer*
Exhibit 99.27  Letter dated September 21, 2007 to Mr. Tom O'Grady, a
               Partner at the law firm of McGuireWoods LLP*
Exhibit 99.28  Second Amended Verified Complaint filed in the Circuit
               Court for Baltimore City in the State of Maryland on September 24, 2007

Exhibit 99.29 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007
Exhibit 99.30 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007

*  Filed with an earlier version of this Schedule 13D*

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 21 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  October 1, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  Exhibit 99.28

        Second Amended Verified Complaint filed in the Circuit Court for
          Baltimore City in the State of Maryland on September 24, 2007


SETH W. HAMOT and ANDREW R. SIEGEL,       :      IN THE

                    Plaintiffs,           :      CIRCUIT COURT

v.                                        :      FOR

TELOS CORPORATION,                        :      BALTIMORE CITY

                    Defendant.            :

                                          :      Case No. 24-C-07-005603

                                          :

                                     ...ooOoo...


                        SECOND AMENDED VERIFIED COMPLAINT
                        ---------------------------------

         Plaintiffs Seth W. Hamot and Andrew R. Siegel (together, "Plaintiffs"), by and through their undersigned attorneys, upon knowledge as to themselves and upon information and belief as to all other matters, allege for their Second Amended Verified Complaint herein as follows:

                                  INTRODUCTION
                                  ------------

         1. Plaintiffs are the only publicly elected directors of Telos Corporation ("Telos" or the "Company"). This is an action to compel Telos to provide Plaintiffs access to and copies of certain books and records of the Company, which they seek to inspect for the legitimate purpose of fulfilling their current and on-going fiduciary duties as directors of Telos, and to compel Telos to adhere to the Telos Amended and Restated Bylaws ("Bylaws") which were promulgated and enacted by Telos and filed with the Securities and Exchange Commission.

         2. Upon being elected as a director of the Company on June 18, 2007, Mr. Siegel began requesting certain books and records in order to fulfill his fiduciary duties as a director of the Company. The Company initially acknowledged Mr. Siegel's requests and led Mr. Siegel to believe that the Company would provide the requested books and records. Mr. Hamot also requested certain books and records of the Company following his election as a director.

         3. Notwithstanding Plaintiffs' status as directors, the Company has not complied with their requests, the first made over two months ago.

         4. As board members, Plaintiffs have a daily and perpetual obligation to fulfill their fiduciary duties and to serve as effective and informed stewards of the Company.

         5. In addition to this daily obligation, Plaintiffs must have an opportunity to meaningfully assess the state and affairs of the Company before the Company makes disclosures or other filings to, inter alia, the Securities and Exchange Commission ("SEC"), and others.

         6. Plaintiffs must be permitted to inform themselves of the affairs of the Company, but they cannot accomplish this most basic task without the requested books and records.

         7. Furthermore, Defendant's willful and continuous violations of their Bylaws deny Plaintiffs the right to fully understand and participate in the governance of Telos.

         8. Accordingly, in this action, Plaintiffs seek to obtain immediately the books and records to which they are entitled as directors of the Company, and an order compelling Telos to comply with their Bylaws.

                                     PARTIES
                                     -------

         9. Plaintiff Seth W. Hamot is a resident of Massachusetts and is a director of defendant Telos.

         10. Plaintiff Andrew R. Siegel is a resident of New York and a director of defendant Telos.

         11. Defendant Telos is a Maryland corporation, with its principal place of business located in Ashburn, Virginia.

                    THE INITIAL REQUEST FOR BOOKS AND RECORDS
                    -----------------------------------------

         12. On June 18, 2007, Messrs. Hamot and Siegel were elected as directors of the Company at a special meeting (the "Special Meeting") of holders of Telos's publicly traded 12% Exchangeable Redeemable Preferred Stock. Messrs. Hamot and Siegel are the only Telos directors elected by public stockholders. Every other Telos director is elected by the holders of Telos's non-publicly traded Class A and B common stock, the majority of which is owned by John R.C. Porter. Mr. Porter controls Telos.

         13. At the Special Meeting, and following his election as a director, Mr. Siegel requested copies of Telos's board of director meeting minutes and the board committee meeting minutes for 2007. Mr. Siegel directed his request to Therese Hathaway, the Company's corporate secretary. Ms. Hathaway was in attendance at the Special Meeting in her capacity as the corporate secretary, and she acknowledged Mr. Siegel's request.

                  THE SUBSEQUENT REQUESTS FOR BOOKS AND RECORDS
                  ---------------------------------------------

         14. Following the Special Meeting, Mr. Siegel contacted Ms. Hathaway to follow up on his initial request and to expand it to include the board of director meeting minutes and the board committee meeting minutes for the period since 2005. Again, Ms. Hathaway acknowledged Mr. Siegel's request. Ms. Hathaway also acknowledged Mr. Siegel's willingness to accept the requested documents in electronic form and suggested that the transfer of documents in electronic form would be feasible. Despite appearing willing to provide Mr. Siegel the documents requested, Ms. Hathaway did not deliver a single document to Mr. Siegel.

         15. After not receiving any of the documents he had requested, by memorandum dated July 5, 2007, Mr. Siegel reiterated his prior requests to Ms. Hathaway and, in addition to the documents requested previously, also sought a copy of the Company's 2007 budget, the Company's strategic business plan, and the current proxy agreement between Telos, the Department of Defense, and John Porter (the "Proxy Agreement"). A true and correct copy of Mr. Siegel's July 5 memorandum is attached hereto as Exhibit A. (Exhibits A through I have not been filed with this Second Amended Verified Complaint. They are incorporated from the Verified Complaint and the Amended Verified Complaint previously filed).

         16. Also by memorandum dated July 5, 2007, Mr. Hamot made a formal request that the Company provide him (i) copies of the board of director meeting minutes and all committee meeting minutes for 2007, 2006, and 2005, (ii) the Company's 2007 budget, (iii) the Company's strategic business plan, (iv) the Proxy Agreement, (v) an organizational chart of the Company, and (vi) a contact list of fellow board members and other key executives of the Company. A true and correct copy of Mr. Hamot's July 5 memorandum is attached hereto as Exhibit B.

         17. By email dated July 6, Ms. Hathaway responded cursorily to Mr. Siegel's and Mr. Hamot's memoranda and stated that the document requests "ha[ve] been referred to counsel and we will process your requests accordingly." A true and correct copy of the July 6 email is attached hereto as Exhibit C.

         18. A week and a half later, neither Mr. Hamot nor Mr. Siegel had received any detailed responses to their requests. By letter dated July 18, 2007, Mr. Siegel's attorney requested that Ms. Hathaway provide Mr. Siegel with the books and records he sought. The July 18 letter set forth Mr. Siegel's legal right as a director of Telos to receive the requested books and records and asked that Ms. Hathaway respond to the letter by July 25. A true and correct copy of the July 18 letter is attached hereto as Exhibit D.

         19. By letter dated July 25, 2007, the Company's counsel responded to the July 18 letter and provided a single, non-responsive document to the
Plaintiffs: a one-page "organizational chart" of Telos that did not provide any information about various positions in the Telos organization or the individuals who filled those positions. The Company stated that most of the other documents requested by the Plaintiffs were produced in an action between, among other parties, Costa Brava Partnership III, L.P. and Telos, pending in this Court, Case No. 24-C-05-9296 (the "Maryland Action"). The Company further stated that the documents were subject to the attorney-client privilege and confidentiality orders (the "Confidentiality Orders") covering the Maryland Action and another action pending in Virginia (the "Virginia Action"). A true and correct copy of the July 25 letter is attached hereto as Exhibit E.

         20. The Confidentiality Orders are largely inapplicable to the documents requested by Plaintiffs because those documents have nothing to do with the Virginia Action and have attenuated relevance, if any, to the Maryland Action. The requested documents have everything to do with Plaintiffs becoming informed directors capable of fulfilling their duties to the Company and its stakeholders. The Company's management cannot rely on its self-serving position that "the information requested is not needed to enable these directors to address current business and operations issues on behalf of Telos." Ex. E at 2. In addition, many of the requested documents are being withheld because Telos has designated them "Highly Confidential" under the Confidentiality Orders. Messrs. Hamot and Siegel are now directors of Telos and owe fiduciary duties to the Company that ensure they will not share highly confidential Company information with Telos's competitors. Thus, the Confidentiality Orders should not prevent Messrs. Hamot and Siegel from becoming fully informed directors.

         21. The Company's general assertion of the attorney-client privilege is also without merit. The Company cannot make an overly broad assertion of the attorney-client privilege against the directors who oversee it and thereby keep them in the dark as to the Company's affairs.

         22. In the July 25 letter, the Company also accused Messrs. Hamot and Siegel of seeking the documents for an improper purpose. See Ex. E. In fact, Plaintiffs seek the requested documents for the proper purpose of becoming informed members of the Company's board of directors and fulfilling their fiduciary duties as directors elected by the Company's public stockholders. The Company is struggling. Telos has suffered recurring operating losses each and every year from 1998 through 2006.(1) On August 16, 2006, six of the seven independent directors on Telos's board of directors resigned en masse. In addition, by letter dated July 9, 2007, Goodman & Company, L.L.P. ("Goodman"), the Company's auditor, informed Telos that it was withdrawing and terminating its auditor-client relationship with the Company effective July 24, 2007. A true and correct copy of the July 9 letter is attached hereto as Exhibit F. Without access to the requested documents, Plaintiffs will not be in a position to help stabilize the Company and perform their duties as directors.

         23. By letter dated July 26, 2007, Mr. Hamot requested that Michele Nakazawa, the Company's chief financial officer, provide him with information about the financial performance of Telos for the second quarter of 2007. Mr. Hamot asked for (i) a consolidated trial balance of Telos and its subsidiaries as of June 30, 2007, (ii) any draft financial statements and Management Discussion & Analysis prepared in anticipation of filing the Form 10-Q for the second quarter of 2007, and (iii) any and all correspondence by

-----------------------
(1) In 2002, Telos reported an operating loss prior to the sale of one of its subsidiaries.

Telos with Goodman during the second quarter of 2007 (collectively, the "2007 Second Quarter Financials"). A true and correct copy of the July 26 letter is attached hereto as Exhibit G.

         24. By email dated July 31, 2007, Ms. Nakazawa responded to the July 26 letter and continued the campaign of interference and delay. She did not provide a single document to Mr. Hamot. She readily admitted that the Audit Committee of the Board has access to the requested financial statements, but, at the same time, she was unwilling to provide those documents directly to Mr. Hamot. A true and correct copy of the July 31 email is attached hereto as Exhibit H.

         25. In the two months since being elected directors of the Company, Messrs. Hamot and Siegel have requested no less than five times that Ms. Hathaway or Ms. Nakazawa provide them with certain books and records to permit them to fulfill their fiduciary duties. Ms. Hathaway initially acknowledged Mr. Siegel's requests and appeared willing to provide the documents. However, rather than honor the requests of two of the Company's directors for information necessary to fulfill their fiduciary duties, Ms. Hathaway changed tack. She and Ms. Nakazawa have delayed and refused to produce the bulk of the documents requested by Plaintiffs.

        THE PERPETUAL OBLIGATION TO ACT IN THE COMPANIES' BEST INTERESTS
        ----------------------------------------------------------------

         26. A one-hour telephonic meeting of the Company's board of directors was held on August 9. See Ex. I. At the meeting, the directors discussed the Company's financials, the affairs of the Company and other critical information regarding the Company.

         27. Messrs. Hamot and Siegel were unable to entirely fulfill their fiduciary and legal duties at the August 9 meeting because the Company had refused to provide them with the documents necessary to make informed, fiduciary decisions. (2)

         28. Plaintiffs have an on-going duty to the Company to act in its best interest. This duty is renewed each and every day Plaintiffs sit on the board. As exhibited at the August 9 meeting and the Company's subsequent SEC

-----------------------
(2) Plaintiffs have filed contemporaneously with this verified complaint an Amended Motion for Temporary Restraining Order requesting that the relief sought herein be granted immediately.

filing, Plaintiffs are unable meet that on-going duty as Plaintiffs are denied access to the books and records of the Company.(3)

                     COUNT 1 - REQUEST FOR BOOKS AND RECORDS
                     ---------------------------------------

         29. Plaintiffs repeat and reallege the allegations set forth above as if fully set forth herein.

         30.      Messrs. Hamot and Siegel are directors of the Company.

         31. As directors of the Company, both Mr. Hamot and Mr. Siegel are entitled to full and complete information as to the Company's affairs and have a right to inspect the Company's books and records in order to fulfill their fiduciary duties.

         32. Mr. Hamot's and Mr. Siegel's purposes for examining certain books and records of Telos are proper purposes, reasonably related to their positions as directors of Telos.

         33. Ms. Hathaway, the Company's corporate secretary, and Ms. Nakazawa have failed to make available to Plaintiffs the books and records as requested at the Special Meeting and in Plaintiffs' and their attorneys' follow-up correspondence.

         34. Without the requested documents, Plaintiffs will not be fully informed of the Company's affairs and will not be able to fulfill their current and on-going fiduciary duties. Additionally, the Company is denying Plaintiffs the ability to effectively review, examine, consider and question future regulatory filings and all other important actions and undertakings of the Company This on-going conduct by the Company clearly disenfranchises the public shareholders of the Company.

         35. For the foregoing reasons, Plaintiffs' are entitled to examine and make copies of the information requested at the Special Meeting and in their attorneys' follow-up correspondence.

         36.      Plaintiffs have no remedy at law.

             COUNT II - REQUEST FOR DECLARATORY JUDGMENT AND RELIEF
             ------------------------------------------------------

         37. Plaintiffs hereby incorporate all previous allegations as is set forth fully herein.

-----------------------
(3) On August 14, Mr. Siegel requested that the Company forward a draft copy of the August 9th Board of Director Minutes. There has been no response from the Company regarding this request.

         38. This is a claim for declaratory judgment pursuant to Section 3-406 of the Courts and Judicial Proceedings Article of the Annotated Code of Maryland, for the purpose of determining a question of actual controversy between the parties, as hereinafter more fully set forth.

         39. On March 8, 2000, the Telos Board of Directors enacted the Amended and Restated Bylaws of Telos Corporation, Inc. (hereinafter "Bylaws"). The Bylaws were also filed with the United States Securities and Exchange Commission. (Attached hereto as Exhibit J, pp. 1 to 20)

         40. The Telos Board of Directors is intentionally and illegally violating significant provisions of the Bylaws, thereby severely and irreparably damaging Plaintiffs.

             FAILURE TO NOTICE BOARD MEMBERS OF COMMITTEE MEETINGS
             -----------------------------------------------------

         41. Article IV, Section 1, (Number, Tenure and Qualifications), of the Bylaws states, in relevant part, that "the Board of Directors may appoint from among its members an Executive Committee, an Audit Committee, a Compensation Committee, and other committees, composed of two or more directors, to serve at the pleasure of the Board of Directors." (Exhibit J, p. 12)

         42. Additionally, Article IV, Section 3 (Meetings) of the Bylaws, dictates that "Notice of Committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors" (Exhibit J, p. 12, emphasis added)

         43. Finally, the Bylaws demand in Article III, Section 4 (Special Meetings), that "notice for any special meeting of the Board of Directors shall be delivered personally or by telephone, facsimile transmission, United states
[sic] mail or courier to each director at his business or residence address...."
(Exhibit J, p. 9, emphasis added)

         44. Thus, conclusively, the Bylaws require that each director be notified of each Board Committee meeting.

         45. On December 14, 2006, members of the Board of Directors were appointed to the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Special Litigation Committee, the Transaction Committee, the Proxy Board and the Government Security Clearance Committee (hereinafter "Board Committees"). (Exhibit K, December 14, 2006, Minutes of the Board of Directors, 4TEL88-90).

         46. Since December 14, 2006, and continuing to date, Board Committees have met and reached significant corporate and business decisions.

         47. Plaintiffs are the only Board members who have not been appointed to any Board Committee and this intentional omission by Telos is yet another method whereby Telos seeks to disenfranchise and silence the only publicly elected Board members.

         48. In contravention of the Bylaws and even though the Board has actually considered whether they should comply with their own Bylaws(4), Directors Hamot and Siegel have not received any notice of any Board Committee meeting.

         49. For example, in only the latest example of Telos' intentional violation of its Bylaws and Maryland law, on September 17th, "the Audit Committee of Telos engaged Reznick Group as the Company's principal independent registered public accountant to audit" the Company's financial statements. (Exhibit L, Telos Form 10-K, filed September 19, 2007 with the SEC). Sadly, in contravention of the Bylaws and Maryland law, Plaintiffs were not advised of the meeting between the Audit Committee and Reznick until after Reznick Group had been retained. Additionally, as set forth more fully below, because no minutes were prepared by the Audit Committee memorializing their meeting with the Reznick Group, Directors Hamot and Siegel are unaware of any of the discussions between the Audit Committee and the Reznick Group.

              FAILURE TO PROPERLY MAINTAIN BOARD COMMITTEE MINUTES
              ----------------------------------------------------

         50. The Bylaws also demand that "each [Board] Committee "shall keep minutes of its proceedings." Article IV, Section 3 (Meetings). (Exhibit J, p. 12)

-----------------------

(4) On March 29, 2007, the Board considered whether "all Board members should be invited to attend committee meetings or whether it was up to the respective committee chairman to invite other Board member." (Exhibit M, Minutes of the Meeting of the Board of Directors March 29, 2007, 3TEL8948-8950). Unfortunately, because of Defendant's overly aggressive and inappropriate designation of matters that are "Highly Confidential" and Attorney Client Privilege/Work Product, Plaintiffs are unable to advise the Court if the Board decided to follow the Bylaws as the conclusion of the Board discussion has been inexplicitly redacted.

         51. Additionally, the Charter of the Audit Committee, dated November 3, 2005, and exhibited at http://www.telos.com, similarly states that "minutes will be prepared" for each Audit Committee meeting. (Exhibit N)

         52. Moreover, Section 2-111(a)(2) of Corporations and Associations Article of the Maryland Annotated Code requires that every Maryland corporation shall keep correct and complete "minutes of the proceedings of its stockholders and board of directors and of any executive or other committee when exercising any of the powers of the board of directors." (Emphasis added)

         53. However, in 2007, there are no minutes for any Board Committees, including the Audit Committee, even though the Board Committees have met on numerous occasions.(5) In fact, the "Revised Schedule A" produced by counsel for Telos on September 4, 2007, confirms that, in clear violation of Maryland law there have been no Board Committee minutes recorded in 2007. (Exhibit O)

         54. The corporate governance of Telos is in such disarray that during the September 17, 2007 Board meeting, when Director Siegel requested that a resolution be considered by the Board of Directors that the Board would simply abide by Telos Bylaws, the Board shockingly refused to consider the resolution. (Exhibit P)

         CONTINUING VIOLATIONS BY PROHIBITED DUAL SERVICE JOHN B. WOOD
         -------------------------------------------------------------

         55. Furthermore, Section V, Officers, of the Telos Bylaws, specifically states that "the Chairman of the Board shall not be an officer of the Corporation." Article V, Section 1 (General Provisions) (Exhibit J, p. 13)

         56. Yet again, Telos has failed to adhere to the corporate governance that is mandated by its Bylaws. John B. Wood is, in violation of the Bylaws, both Chairman of the Board of Directors, and an officer, namely the Chief Executive Officer of Telos. (Exhibit R, See also, http://www.telos.com/company/bios/). This dual service is improper and impermissible under the Bylaws.

-----------------------

(5) It is undisputed that Board Committees have met during 2007 and, on information and belief, since Plaintiffs were elected Directors. See, April 15, 2007, Telos Minutes of the Meeting of the Board of Directors wherein Bernard Bailey provides a report from the Audit Committee, 3TEL8978-8980; May 3, 2007, Meeting of the Board of Directors, wherein the reports of the Audit, Strategy, Compensation and Government Security Committees were presented 3TEL9063-9068; May 4, 2007, Unanimous Written Consent in Lieu of Meeting of the Board of Directors, stating that on February 26, 2007, that the members of the Management Development and Compensation Committee of Telos Corporation held a meeting at Telos headquarters. 3TEL8926-8928. (Exhibit Q).

         WHEREFORE, Plaintiffs Seth W. Hamot and Andrew R. Siegel, by their undersigned attorneys, respectfully requests that this Court determine and adjudicate the rights and liabilities of the parties with respect to the Bylaws of Defendant Telos, and an Order be entered directing Telos to:

         A. Properly notice each Director of the every Board Committee Meeting pursuant to the terms set forth in the Bylaws;

         B. Properly prepare and publish to the Directors minutes of every Board Committee Meeting pursuant to the terms set forth in the Bylaws;

         C. Remove John B. Wood from his improper dual service role as Chairman of the Board and Chief Executive Officer;

         D. Permit Directors Hamot and Siegel or one of their duly authorized representatives to examine and make copies of (i) Telos's board of director meeting minutes and board committee meeting minutes for 2007, 2006 and 2005, (ii) the Company's 2007 budget, (iii) the Company's strategic business plan, (iv) the Proxy Agreement among the Company, the Department of Defense, and John R.C. Porter, (v) a full organizational chart of Telos, identifying all entities in the Telos organization as well as the various positions in the Telos organization and the name of the employee filling each position, (vi) a consolidated trial balance of the Company and its subsidiaries as of June 30, 2007, (vii) all draft financial statements and Management Discussion & Analysis prepared for the Company's 10-Q for the second quarter of 2007, and, (viii) all correspondence between the Company and its auditors during the second quarter of 2007.

         E. Award Plaintiffs their costs, fees and expenses, including reasonable and necessary attorneys fees, incurred in the prosecution of this action; and

         F. Grant Plaintiffs such other and further relief as the Court deems just and proper.

I SOLEMNLY AFFIRM UNDER PENALTIES OF PERJURY AND ON PERSONAL KNOWLEDGE THAT THE MATTERS SET FORTH IN THE FOREGOING SECOND AMENDED VERIFIED COMPLAINT ARE TRUE AND CORRECT TO THE BEST OF MY KNOWLEDGE, INFORMATION AND BELIEF.




                                       /s/ ANDREW R. SIEGEL
                                       ---------------------------------------
                                       Andrew R. Siegel





I SOLEMNLY AFFIRM UNDER PENALTIES OF PERJURY AND ON PERSONAL KNOWLEDGE THAT THE MATTERS SET FORTH IN THE FOREGOING SECOND AMENDED VERIFIED COMPLAINT ARE TRUE AND CORRECT TO THE BEST OF MY KNOWLEDGE, INFORMATION AND BELIEF.




                                       /s/ SETH W. HAMOT
                                       ---------------------------------------
                                       Seth W. Hamot

                                       Respectfully submitted,


                                       /s/ LESLIE D. HERSHFIELD
                                       -----------------------------------------
                                      Leslie D. Hershfield
                                      Schulman, Treem, Kaminkow,
                                        Gilden and Ravenell, P.A.
                                      The World Trade Center, Suite 1800
                                      401 East Pratt Street
                                      Baltimore, Maryland 21202
                                      (410) 332-0850

                                       Attorney for Plaintiffs


                             Certificate of Service
                             ----------------------

I hereby certify that on August 24, 2007, a copy of the foregoing Second Amended Verified Complaint was hand delivered, and delivered by electronic mail, to:

                           Ava E. Lias-Booker, Esquire
                           Lauren Rosenblatt, Esquire
                           McGuireWoods, LLP
                           7 Saint Paul Street
                           Suite 1000
                           Baltimore, Maryland 21202-1671


                                       /s/ LESLIE D. HERSHFIELD
                                       -----------------------------------------
                                       Leslie D. Hershfield

                                  Exhibit 99.29

     Motion for Temporary Restraining Order filed in the Circuit Court for
         Baltimore City in the State of Maryland on September 24, 2007


SETH W. HAMOT and ANDREW R. SIEGEL,            :      IN THE

                    Plaintiffs,                :      CIRCUIT COURT

v.                                             :      FOR

TELOS CORPORATION, a Maryland corporation,     :      BALTIMORE CITY

                    Defendant.                 :

                                               :      Case No. 24-C-07-005603

                                               :

                                          ...ooOoo...


                     MOTION FOR TEMPORARY RESTRAINING ORDER
                     --------------------------------------

         Pursuant to Maryland Rules 15-501 et seq., plaintiffs Seth W. Hamot and Andrew R. Siegel (hereinafter, "Plaintiffs"), through undersigned counsel, move this Court to enter a temporary restraining order against Defendant Telos Corporation ("Telos" or the "Company"):

         Directing Telos to (i) properly notice each Director of every Board Committee Meeting pursuant to the terms of the Telos Bylaws, (ii) properly prepare and publish to the Directors minutes of every Telos Board Committee Meeting pursuant to the terms of the Telos Bylaws, and (iii) remove John B. Wood from his improper dual service role under the Telos Bylaws as Chairman of the Board and Chief Executive Officer.

         A Memorandum of Points and Authorities in support of the relief sought by Plaintiffs accompanies this Motion.

                                       Respectfully submitted,


                                       /s/ LESLIE D. HERSHFIELD
                                       -----------------------------------------
                                       Leslie D. Hershfield
                                       Schulman, Treem, Kaminkow,
                                          Gilden and Ravenell, P.A.
                                       The World Trade Center, Suite 1800
                                       401 East Pratt Street
                                       Baltimore, Maryland  21202
                                       (410) 332-0850

                                       Attorneys for Plaintiffs


                             Certificate of Service
                             ----------------------

I hereby certify that on September 24, 2007, a copy of the foregoing Amended Motion for Temporary Restraining Order was sent electronically and hand delivered, to:

                           Ava E. Lias-Booker, Esquire
                           Lauren Rosenblatt, Esquire
                           McGuireWoods, LLP
                           7 Saint Paul Street
                           Suite 1000
                           Baltimore, Maryland 21202-1671



                                       /s/ LESLIE D. HERSHFIELD
                                       -----------------------------------------
                                       Leslie D. Hershfield

                                  Exhibit 99.30

            Memorandum of Points and Authorities in Support of Motion
         for Temporary Restraining Order filed in the Circuit Court for
          Baltimore City in the State of Maryland on September 24, 2007


SETH W. HAMOT and ANDREW R. SIEGEL,            :      IN THE

                    Plaintiffs,                :      CIRCUIT COURT

v.                                             :      FOR

TELOS CORPORATION, a Maryland corporation,     :      BALTIMORE CITY

                    Defendant.                 :      Case No. 24-C-07-005603

                                               :

                                               :

                                          ...ooOoo...

                 MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT
                 -----------------------------------------------
                    OF MOTION FOR TEMPORARY RESTRAINING ORDER
                    -----------------------------------------

                                  INTRODUCTION
                                  ------------

         Less than two months ago, Plaintiffs Seth W. Hamot and Andrew R. Siegel (hereinafter "Plaintiffs" or "Directors") sought emergency injunctive relief from this Court when defendant Telos Corporation ("Telos" or the "Company") inexplicably refused to produce records that Plaintiffs requested to fulfill their fiduciary duties as directors of Telos. Now, Plaintiffs have been forced to file a Second Amended Verified Complaint alleging that Telos is continuing to engage in improper conduct by violating no fewer then three important - and mandatory - provisions of its own Amended and Restated Bylaws ("Bylaws"). These violations are further frustrating Plaintiffs' ability to fulfill their fiduciary duties to Telos, and have crippled Plaintiffs' ability to effectively serve as members of the Board of Directors.

         Moreover, far from being mere "technical violations" of the commands of the Company's own governing documents, these violations are significant, material and, importantly, contrary to Maryland law. In fact, Plaintiffs recently learned, after reviewing documents produced by Telos pursuant to the

August 28th Preliminary Injunction Order ("Preliminary Injunction Order") that:
1) Telos is failing to notify Board members about various Board Committee meetings; 2) Telos has failed to record minutes of Board Committee meetings in 2007; and 3) Telos is improperly permitting John B. Wood to serve as both Chief Executive Officer and Chairman of the Board of the Company. Each of these actions impedes Plaintiffs' ability to fulfill their duties as publicly elected members of the Telos Board of Directors. For these reasons, Plaintiffs request that this Court issue a Temporary Restraining Order ("TRO") ordering Telos' immediate adherence to its own Bylaws.

                                 RELEVANT FACTS
                                 --------------

         On August 28, 2007, this Court entered a Preliminary Injunction requiring Defendant to "promptly respond to all reasonable requests by Plaintiffs for information pertinent and necessary to perform their duties as Members of the Board of Directors." (Exhibit 1, August 28th Preliminary Injunction Order) Thereafter, on September 4th, undersigned counsel received documents that were partially responsive to some requests that were contemplated in the Preliminary Injunction Order. The second document production of the Company occurred on Thursday, September 6th. There have been no other document productions by the Company(6), despite other requests, including Director Hamot's request of September 3rd. (Attached hereto as Exhibit 2)

         Despite the very limited record produced by the Company, it is clear that the Company has refused to follow its Bylaws and Maryland law. Specifically, despite the mandate of Md. Code. Corps. and Ass'n. Ann. ss.2-111(a)(2) and Bylaws Article IV, Section 3 (Meetings), Telos has failed to keep any Board Committee minutes for at least the past ten (10) months. Moreover, Telos has also violated Bylaws Article IV, Section 3 (Meetings), because, since their election to the Board on June 18th, Plaintiffs have not received a single notice of a Board Committee meeting. The lack of notice of Board Committee meetings is especially troubling from the record produced.

-----------------------
(1) There was to be document production by Telos on Friday, September 21st. That document production is now scheduled for Tuesday, September 25th.

         On March 1, 2007, Mr. Hamot and Mr. Siegel notified the Company of their "Notice of Intent to Nominate Persons [Mr. Hamot and Mr. Siegel] for election of Class D Directors of Telos." (Exhibit 3) Weeks later, at the March 29, 2007 Board meeting ("March 29th Board Meeting"), with the election of Plaintiffs to the Board looming, Telos decided to "circle the wagons" and exclude Mr. Hamot and Mr. Siegel from the critical work performed by Board Committees. (Exhibit 4, Minutes of March 29th Board Meeting) Specifically, at the March 29th Board Meeting, the Board discussed whether to notify other Board members of Board Committee meetings. Id. The Board's conclusions at the March 29th Board Meeting have been inexplicably redacted. Id. But, the subsequent behavior of Telos leads to only one conclusion - with the election of Mr. Hamot and Mr. Siegel imminent, Telos decided to not comply with its own Bylaws and not provide the required notice other Directors for Board Committees meeting. Thus, since their election in June, Plaintiffs have not been able to observe, understand or contribute to the critically important work of the Board Committees. This course of conduct is an intentional and illegal act by Telos intended to silence Plaintiffs.

         Finally, and perhaps most egregious, is the conduct of John B. Wood. The Bylaws specifically preclude the Chairman of the Board from serving as an officer of the Corporation." Bylaws Article V, Section 1 (General Provisions). Mr. Wood violates this provision with his dual role of Chairman of the Board of Directors and Chief Executive Officer. Accordingly, Plaintiffs request that this Court enter an Order compelling Telos to comply with its Bylaws, and specifically compelling Telos to produce proper Board Committee minutes, notice each Director of each Board Committee meeting, and, finally, order that John B. Wood resign from his improper dual role.

                                    ARGUMENT
                                    --------

I.       The Legal Standard for Injunctive Relief

         Maryland Rules of Civil Procedure define an "injunction" as "an order mandating or prohibiting a specified act." Md. Rule 15-501(a). A "temporary restraining order" (hereinafter "TRO") is an injunction "granted without opportunity for a full adversary hearing on the propriety of its issuance." Md.

Rule 15-501(c). Upon a motion for a TRO, this Court must consider four factors to determine whether the entry of a TRO is proper:

         "(1) [T]he likelihood that the plaintiff will succeed on the merits;
         (2) the `balance of convenience' determined by whether greater injury would be done to the defendant by granting the injunction than would result from its refusal; (3) whether the plaintiff will suffer irreparable injury unless the injunction is granted; and (4) the public interest."

Fritszche v. Maryland State Bd. of Elections, 397 Md. 331, 340 (2007); see also In re Application of Kimmer, 392 Md. 251, 260 n.13 (2006). Here, a careful consideration of all four factors leads to the conclusion that a TRO must be entered to prevent Telos from continuing to violate both its own Bylaws and the relevant Maryland law.

II. Application of the Four-Pronged TRO Test Under Maryland Law Strongly Favors Granting a TRO to Plaintiffs.

         A. The Manifest Violations of at Least Three Of Telos' Bylaws Renders Success on the Merits a Certainty.

         Under Maryland law, a corporation has the power to adopt, alter, and repeal bylaws as long as those bylaws are consistent with its charter and not inconsistent with the law. Md. Code Corps. and Ass'n. Ann. ss. 2-110. The law surrounding the enforceability of such corporate bylaws is well-settled in Maryland. It has been said that "`[b]y-laws are construed under principles governing the construction of . . . contracts, primarily to effectuate the parties' intent.'" Chisholm v. Hyattstown Volunteer Fire Dept., Inc., 115 Md. App. 58, 71 (1997) (citing American Federation of Teachers v. Lubman, 50 Md. App. 13, 19 (1981) (additional citations omitted). Moreover, "[i]f the bylaws at issue . . . are plain as to their meaning, there is no room for construction." Id. (citing GMAC v. Daniels, 303 Md. 254, 261 (1985)).

         It is hornbook law that all directors must receive notice of board meetings in order for those meetings to have legal effect:

         The board is a unit, not just a group of individuals. In considering a manner before it, each member of the board should have an adequate opportunity to express his own views and listen to the views of others. For this reason, a meeting of directors held without proper notice to all directors is not lawful and any action taken by the directors at such a meeting is unlawful.

James J. Hanks, Jr. Maryland Corporation Law, ss. 6.15, Meetings of Directors (2003 Suppl.) Such notice must be given to all directors "so that the corporation may benefit from the counsel and advice of all. . . ." Valerino v.
Little, 62 Md. App. 588, 595 (1985) The notification requirement is so important that, under Maryland law, actions taken by certain corporate officers in the unsanctioned absence of others may render those actions without effect. Id. (citing State ex rel. Howeth v. D.A. Davidson & Co., 163 Mont. 355, 517 P. 2d 722 (1973)) ("In the absence of proper notice, any action of the Board is invalid unless later ratified by the absent directors and thus waived by them."); see also Bostetter v. Freestate Land Corp., 48 Md. App. 142, 150 (1981) ("The directors named in the charter did not receive notice or waive their right to notice, of any meeting prior to 1972 . . . [and] [a]bsent such notice or waiver, the actions taken by [certain other directors] must be held void, as lacking corporate authority.").

         Under Maryland law, corporations are granted wide discretion to dictate the manner and means through which directors are granted this required notice of meetings. See Md. Code Corps and Ass'n Ann. ss. 2-409 (b)(1) ("Notice of each meeting of the board of directors shall be given as provided in the bylaws.") The Telos Bylaws follow Maryland law and mandate the manner and means that each director must be notified of all Board Committee meetings. See Article IV,
Section 3 (Meetings) ("Notice of Committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors"); Article III,
Section 4 (Notice for any special meeting of the Board of Directors shall be delivered personally or by telephone, facsimile transmission, United states [sic] mail or courier to each director at his business or residence address...") (emphasis added). Despite these concise provisions of the Bylaws and clear statutory authority, Telos has repeatedly shirked this duty by purposefully not notifying Plaintiffs of any Board Committee meetings. Accordingly, Telos has not complied with this requirement. Thus, it is indisputable that Plaintiffs will be successful on this claim.

         The second violated Bylaw mandates that the Corporation keep minutes of all committee meetings. See Article IV, Section 3 (holding that "each [Board] Committee shall keep minutes of its proceedings."). Importantly, this requirement is not only set forth in the Bylaws; it is codified in Maryland law. See Md. Code Corps and Ass'n Ann. ss. 2-111(a) (2) (Every Maryland corporation must keep correct and complete "minutes of the proceedings of its stockholders and board of directors and of any executive or other committee when exercising any of the powers of the board of directors.") (emphasis added) The Company, however, has steadfastly refused to adhere to this requirement by not recording any minutes for Board Committee meetings for at least 2007, and possibly longer. Hence, Plaintiffs will succeed on this claim.

         Finally, the Telos Bylaws mandate that the "the Chairman of the Board shall not be an officer of the Corporation." See Bylaws, Article V, Section 1. Defying this unequivocal prohibition, Telos' website states that John B. Wood currently serves as both "Chief Executive Officer, Chairman of the Board and Director." See http://www.telos.com/company/bios. (Last visited September 24,
2007) This dual service plainly contravenes Telos' Bylaws. Accordingly, Plaintiffs will succeed on the merits of this claim.

         B. The Continued Violation of Telos' Bylaws Subjects Plaintiffs to Irreparable Harm.

         The Court of Appeals has explained that the irreparable harm necessary to secure a TRO:

         "need not be beyond all possibility of compensation in damages, nor need it be very great." Thus, the Court noted "it has been held that irreparable injury is suffered whenever monetary damages are difficult to ascertain or are otherwise inadequate."

Maryland-National Capital Park and Planning Commission v. Washington National Arena, 282 Md. 588, 615-16 (1978) (internal citations omitted); see also Plaza Sec. Co. v. O'Kelley, C.A. No. 7932, 1985 WL 11539 at *6 (Del. Ch. Mar. 5,
1985), aff'd, 496 A.2d 1031 (Del. 1985) ("Where the legal right granted by the law appears to be clear, where interference with that legal right will necessarily occur in the absence of injunctive protection by the Court, and where it reasonably appears that money damages cannot adequately compensate for the interference with that legal right, the irreparable injury requirement is considered to be satisfied.").

         Plaintiffs have an unvarnished right to demand that the Company adhere to its own bylaws - especially when the Company's plain violations of those Bylaws fundamentally interferes with Plaintiffs' ability to fulfill their duties to Telos and contravenes Maryland law. To that extent, with each violation of the Bylaws, Plaintiffs are continually harmed as they cannot fulfill their duties and meaningfully participate in the business of the Company and the Board of Directors. Absent a temporary restraining order directing the Company to comport with its own Bylaws - and Maryland law - Telos will be empowered, yet again, to evade its corporate obligations to Plaintiffs, shareholders, and the public trust that corporations will be governed according to their rules. Perhaps worse, Telos will be permitted to continue what has become an ongoing campaign to contemptuously thwart Plaintiffs legitimate efforts to effectively serve as publicly elected members of the Board of Directors. Monetary damages are not an appropriate remedy here, nor could they be easily ascertained. Thus, the "irreparable harm" element is met with respect to Plaintiffs' claims.

         C.       The Balance of Hardships Tips Firmly in Favor of Plaintiffs.

         The Court of Special Appeals in Rowe v. Chesapeake and Potomac Telephone Co. of Maryland adopted the Fourth Circuit's conclusion that the "balance of hardships" requires the movant to demonstrate that "the benefits to the plaintiff must be equal to or outweigh the potential harm which the defendant may incur if the injunction is granted." 56 Md. App. 23, 30 (1983) (citing Federal Leasing, Inc. v. Underwriters at Lloyds, 650 F.2d 495, 499 n. 4 (4th Cir. 1981).

         Plaintiffs are merely requesting that the Court order Telos to - in the plainest of terms - "follow its own rules" and comport to Maryland law Accordingly, it is difficult to imagine that Telos would suffer any legitimate hardship if the Court orders Telos to adhere to these unequivocal guidelines. On the other hand, if the Company is further permitted to operate in clear defiance of its own rules, Plaintiffs will be irreparably harmed as their ability to properly serve as Directors of a publicly traded corporation will continue to be materially compromised.

         D. Mandating That Telos' Board of Directors Follow Its Guidelines Is In The Public Interest.

         The Company seeks to set aside its own governing rules in yet another effort to prevent the only publicly elected directors from being fully informed as to the Company's affairs. See Md. Code Corps. & Ass'n Ann. ss. 2-401(a) (The directors must manage the Company within the parameters set out both in its own governing documents and under Maryland law). These actions must not be sanctioned, and they must not be allowed to continue. To permit otherwise would condone violations of both Maryland law and Telos' own governing documents. Accordingly, all directors of Telos, a Maryland corporation, must be ordered to follow and adhere to Telos' Bylaws. Strict adherence to the rules governing a corporation is unquestionably in the public's best interest. Consequently, the public interest favors the entry of a TRO mandating that Telos adhere to its own rules.

                                   CONCLUSION
                                   ----------

         For the foregoing reasons, this Court should grant the underlying Motion for Temporary Restraining Order.


                                       Respectfully submitted,


                                       /s/ LESLIE D. HERSHFIELD
                                       -----------------------------------------
                                       Leslie D. Hershfield
                                       Schulman, Treem, Kaminkow,
                                         Gilden and Ravenell, P.A.
                                       The World Trade Center, Suite 1800
                                       401 East Pratt Street
                                       Baltimore, Maryland  21202
                                       (410) 332-0850

                                       Attorneys for Plaintiffs



                             Certificate of Service
                             ----------------------

         I hereby certify that on September 24th, 2007, a copy of the foregoing Motion for Temporary Restraining Order was sent electronically and hand delivered, to:

                           Ava E. Lias-Booker, Esquire
                           Lauren Rosenblatt, Esquire
                           McGuireWoods, LLP
                           7 Saint Paul Street Suite 1000
                           Baltimore, Maryland 21202-1671




                                       /s/ LESLIE D. HERSHFIELD
                                       -----------------------------------------
                                       Leslie D. Hershfield